

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Room 601, 1 Shui'an South Street
Chaoyang District, Beijing, 100012
People's Republic of China

>   **Re: Recon Technology, Ltd**
>   **Amendment No. 2 to Registration Statement on Form F-3**
>   **Filed January 4, 2022**
>   **File No. 333-257806**

Dear Ms. Jia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-3 filed January 4, 2022

Cover Page

1.   We note your response to prior comment 1 and reissue in part. Revise to define "WFOE" as you refer to this entity at pages 7 and 13.

2.   Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Also revise your disclosure relating to the Holding Foreign Companies Accountable Act in your Prospectus Summary and Risk Factors sections accordingly.

Prospectus Summary, page 7

3.   We note your response to prior comment 8 indicating that you have corrected an error in the VIE information reported in the tabulations on pages 7 and 8. However, you have not addressed the other concerns raised in the comment and there continue to be both deficiencies and discrepancies in comparing the amounts depicted in those tabulations and the corresponding information reported in your financial statements.

For example, the organization chart on page 7 indicates that your interests in VIEs are held by the subsidiary Recon Hengda Technology (Beijing) Co., Ltd. (Recon-BJ). However, you do not appear to report either activity or balances representing the investment of that subsidiary in the VIEs or corresponding to its consulting agreement with the VIEs in your tabulations. We also note that you report a single asset for the parent on page F-45 of your Form 20-F, which is identified as investment in subsidiaries and VIEs, amounting to RMB 295,095,034 as of June 30, 2021, while showing total assets for the parent of RMB 577,426,869, including an investment in subsidiaries of just RMB 2,853,002, as of the same date in your tabulation on page 8. We also see that you disclose operating expenses and net income for the VIEs on page F-42 of your Form 20-F for the fiscal year ended June 30, 2021, but omit these details from your tabulations as well as several other major line items of activity that appear on page F-5.

Given the foregoing, we continue to believe that you will need to modify the tabulations on pages 7 and 8, and provide additional information in the accompanying narratives, as previously requested. Please revise as necessary to clarify or correct the details pertaining to the parent and subsidiary mentioned above, and to address the following points.

- Segregate account balances and activity to distinctly report amounts pertaining to the parent, non-VIE subsidiaries, and VIE subsidiaries prior to consolidation.

- Explain how the amounts depicted as eliminations represent the consolidating adjustments, i.e. how these serve to eliminate corresponding account balances and transactions between the entities grouped in each column.

- Expand the level of detail to include the major line items of the balance sheets and statements of comprehensive income, which may otherwise be in a condensed form, consistent with the guidance in Item 8.A.5 of Form 20-F.

- Reconcile or address inconsistencies with the VIE information disclosed in Note 26 on pages F-40 to F-42 of your Form 20-F for the fiscal year ended June 30, 2021.

- Reconcile or address inconsistencies with the parent company information disclosed in Note 29 on pages F-44 to F-46 of your Form 20-F for the fiscal year ended June 30, 2021.

- Expand your accompanying narratives to describe the nature of any assets, operations and cash flows that exist or which occur outside of the VIEs.

4. We note that you have disclosure on page 7 indicating that Recon-BJ "has the exclusive right to provide" a wide range of consulting services to the VIEs in exchange for a service fee that is equal to "all of the consolidated profit after offsetting the previous year's accumulated deficit, operating costs, expenses, taxes, and other contributions and reasonable operation profit of each of BHD and Nanjing Recon." However, on page 5 you state that "Recon-BJ bears all the economic risk of losses and receives 90% of the expected profits of BHD and Nanjing Recon," while also providing disclosure on page 7, with an apparent reference to Recon-BJ as WFOE, that "the WFOE is entitled to 100% of the VIEs' quarterly profit by providing exclusive technical consulting services to the VIEs."

Please reconcile the various disclosures referenced above as necessary to clarify how the consulting services fee has been determined each period, and to explain why there is no corresponding service fee revenue shown in the columns labeled "Subsidiaries (Hong Kong and PRC)" in your tabulations on pages 7 and 8, as it appears that the activity and accounts of Recon-BJ would be reported in this column. In conjunction with the foregoing, also address the following points.

- Reconcile your disclosures in the second paragraph under the heading *Transfer of Cash in the VIEs* on page 7, stating "The main source of funding for the WFOE [Recon-BJ] is the Exclusive Technical Consultation and Service Agreement signed with the VIEs," and "The VIEs shall pay the corresponding amount according to the agreement," with details about cash flows among the consolidated entities, quantifying cash transferred from the Company to the VIEs, while also explaining that no cash has been transferred from the VIEs to the Company, and stating that "Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements."

- Tell us why you have described the consulting services arrangement as a "main source of funding" for Recon-BJ if the amounts are not being paid and you have no plans to settle amounts owed.

- Expand your disclosures to explain how the cash flows described on page 7, indicating that "for the fiscal years ended June 30, 2021, 2020 and 2019, cash transferred *from the Company to the VIEs* was RMB9,000,000, RMB1,890,340 and RMB8,920,237, respectively" are reflected in the cash flow details presented in your tabulations on page 8.

- Given your disclosures on page 13 stating "we conduct a substantial majority of our operations through the VIEs" and "Most, if not all, of our revenue derives from operations of the VIEs and their subsidiaries," revise your disclosures pertaining to the agreements between Recon-BJ and the VIEs to clarify the extent to which Recon-BJ is actually operating as a consultation/technical services business and providing services to the VIEs pursuant to the agreements.

Risks Related to Doing Business in China
Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect, page 13

5. We note your response to prior comment 11 and reissue it in part. Please disclose the risk that lack of inspection could cause *trading* in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities

6. Please update your disclosure to discuss that the SEC adopted final amendments implementing the disclosure and submission requirements of the Holding Foreign Companies Accountable Act on December 2, 2021.

General

7. We note your response to prior comment 9 and reissue in part. The Amended and Restated Exclusive Equity Interest Purchase Agreement entered into between Recon HengDa Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd., filed as Exhibit 4.2, refers to an Amended and Restated Exclusive Technical Consulting and Service Agreement entered into by the same parties. Please file the Amended and Restated Exclusive Technical Consulting and Service Agreement between Recon HengDa Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd. as an exhibit to your registration statement.

You may contact Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony W. Basch